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06011474

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FISCAL YEAR 12-31-05

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DAT : 3/8/06



MOL ~~Group~~ Nyrt. 2005 fourth quarter and full year preliminary results

INVESTOR RELATIONS

MOL GROUP

EXCEEDING STRATEGIC TARGETS SET FOR 2005

MOL Hungarian Oil and Gas plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2005 fourth quarter and full year preliminary results. This report contains consolidated financial statements for the period ended 31 December 2005 as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

MOL Group financial results (IFRS)	Q4 2004		Q4 2005		Change %		FY 2004		FY 2005		Change %	
	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
Net sales revenues	606.6	3,194.3	744.9	3,517.0	23	10	1,955.8	9,653.5	2,446.9	12,252.9	25	27
EBITDA	91.8	483.4	105.6	498.6	15	3	357.5	1,764.6	426.0	2,133.2	19	21
Operating profit	**57.8**	**304.4**	**67.7**	**319.6**	**17**	**5**	**248.9**	**1,228.5**	**305.5**	**1,529.8**	**23**	**25**
Net financial expenses/(gain)	(7.9)	(41.6)	8.9	42.0	n.a.	n.a.	(5.2)	(25.7)	31.7	158.7	n.a.	n.a.
Net income attributable to equity holders of the parent	**53.6**	**282.3**	**54.8**	**258.7**	**2**	**(8)**	**208.6**	**1,029.6**	**245.4**	**1,228.8**	**18**	**19**
Operating cash flow	129.6	682.5	89.8	424.0	(31)	(38)	324.4	1,601.2	281.2	1,408.1	(13)	(12)

(1) In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for Q4 2004:189.9 HUF/USD, for 2004: 202.6 HUF/USD, for Q4 2005:211.8 HUF/USD, for 2005:199.7 HUF/USD.

In 2005, EBITDA reached HUF 426.0 bn (USD 2.1 bn), which was more than double the USD 1 bn strategic target set in 2002. Operating profit increased by HUF 56.6 bn, to HUF 305.5 bn (USD 1,529.8 mn), supported by previous years' investments in quality downstream assets, resulting in favourable product slate and higher product sales volumes, strong commodity prices and increased international oil production. ROACE calculated on EBIT basis was 27.7%, which also exceeded significantly the 17% strategic target. Net income attributable to equity holders of the parent grew by HUF 36.8 bn to HUF 245.4 bn (USD 1,228.8 mn), primarily reflecting the strong operating performance, which was partially compensated by higher financial expenses, due to a loss on foreign currency denominated debt in 2005, compared to a foreign exchange gain in 2004.

- **Exploration and Production** operating profit in 2005 increased by HUF 51.1 bn, to HUF 105.3 bn (USD 527.3 mn), as a strong increase in international crude production and higher transfer prices compensated for the lower domestic hydrocarbon production, increasing royalty charges on Hungarian and Russian operations and the impairment on certain domestic fields.
- **Refining and Marketing** contributed operating profit of HUF 178.4 bn (USD 893.3 mn), an increase of 12% (in USD terms 14%) over 2004, supported by higher sales volumes, higher fuel crack spreads, benefits from integrated Group operations and the positive effect of inventory holding.
- **Natural Gas** operating profit decreased by HUF 14.7 bn to HUF 50.1 bn (USD 250.9 mn) in 2005, as regulatory price increases did not compensate for a steep rise in import gas prices.
- The **Petrochemical** segment's operating profit increased to HUF 19.1 bn (USD 95.6 mn) in 2005, compared to a HUF 18.9 bn (USD 93.3 mn) profit in 2004. Operational result was positively influenced by the higher sales from the new capacities and the efficiency improvement measures. However, these effects were negatively impacted by the unfavourable changes in the business environment in the second half of 2005.
- We continued our **efficiency improvement** programs and achieved a USD 305 mn benefit by the end of 2005, which exceeds the USD 260 mn combined efficiency target set for 2005. Group **closing headcount** decreased by 5.2% y-o-y, from 15,465 to 14,660.
- **Capital expenditure** and investments decreased to HUF 236.3 bn (USD 1.2 bn) in 2005, compared to HUF 254.5 bn (USD 1.3 bn) in 2004, partly due to lower acquisition costs and lower spending in petrochemical segment. Capital expenditures in 2005 included the acquisition of Shell's operation in Romania and cash spent for the ownership of cushion gas in 2005. MOL's gearing ratio on December 31, 2005 was 23.4% (the gearing ratio was 24.4% on December 31, 2004). Net debt at the end of December 2005 was HUF 322.3 bn.
- **Operating cash flow** before changes in working capital grew by 3% to HUF 395.6 bn (USD 1,980.9 mn). Including working capital changes and corporate tax paid, operating cash flow decreased by 13%, to HUF 281.2 bn (USD 1,408.0 mn), mainly due to higher commodity prices and stockpiling of petrochemical products.

Mr Zsolt Hernádi, Executive Chairman of MOL commented:

"2005 was an important year for MOL: we have not only achieved our strategic goals set in 2002, but our results significantly exceeded them. In downstream, thanks to increased sales volumes and a favourable product slate, we were able to utilise the advantageous external factors. Our production in the ZMB field in Russia reached peak levels last year, which combined with the increased crude oil price contributed to the robust results of our Upstream segment. Outstanding results were supported by our Group efficiency improvement program, implemented in the last three years.

During the last ten years, MOL has successfully completed its transformation from a state owned monopoly into the leading Central European integrated oil company. As an important step, in line with our announced strategy, we agreed with E.ON Ruhrgas International on the closing of the sale of MOL's gas wholesale and storage businesses following the approval of the European Commission. Our aim is to reallocate the capital released from this business into our core upstream and downstream business segments, through value creative investments to support further growth of the company.

At the end of November, we announced our new strategic targets for the next five years. Based on our current capabilities and proven track record, our strategy is to maximise the potential from growth in "New Europe" and its Eastern frontiers, while providing superior returns and increasing dividend."

Overview of the environment

Global economic growth continued to slow in Q4 2005 after its decline in the 1st half of 2005. Nevertheless, it remained over 3%. As high oil prices started to feed into the core inflation, US monetary policy responded with interest rate rises. Stock markets were nervous due to increasing interest rates in the US and concerns about the effect of the oil shock. Current account imbalances are at record levels with the US deficits financed by surpluses from Asia, the Middle East and Europe. Despite this, the dollar appreciated measurably against the euro and the yen.

There is some equalization in the geographical composition of growth. The US growth rate fell sharply to 1.1% in Q4 from above 3%. Forward looking indicators show a mixed picture, hinting at a rebound in early 2006, but with downward risks. In China, an investment boom continues and growth remains close to double digits. Growth also fell in Russia, in spite of high oil prices. The Japanese economy seems to be on the track for sustainable growth again, while the Eurozone continued to disappoint, though the growth rate may improve slightly this year.

According to IEA data, Q4 2005 oil demand is up by 1% to an average 84.8 mn barrels per day, a sharp deceleration of growth compared to over 3% in 2004. Demand growth is slowing in every region, most markedly in the US and China.

On the supply side, the speed of recovery of crude production after the hurricanes exceeded expectations. This and other new capacities like the Baku-Ceyhan pipeline added substantial additional crude supply. Together with the slowing growth in demand, this has created a relative oversupply of crude oil, which is reflected in increasing stocks of crude. Prices were also in a downward trend until mid November. The 2nd half of the fourth quarter was increasingly characterised by the increasing risk premium and concerns over the developments in Nigeria, and especially in Iran.

As global energy efficiency is incomparably better than in the 70s and as crude oil's share in primary energy is lower, the negative effect of high oil prices is measurable but limited.

OPEC did not change its quotas in the 4th quarter. Most OPEC countries operate at almost full capacity, and further quota increases would not have resulted in additional supplies. Most of OPEC spare capacity, in fact most of global spare capacity is Saudi Arabian heavy sour crude for which demand is limited by refinery capacity constrains. Iran's current oil exports are double of all available spare crude capacity. Consequently, any political event causing a disruption in Iranian oil exports would lead to an extremely severe price spike. This raises risk premiums and the willingness of market participants to keep large stocks. As a result, markets witnessed a sharp increase of prices at the end of the year despite of the adequate crude supply-demand balance.

As crude oil demand is driven by motor fuels, refinery capacity reached its limit. As a result, refinery margins were well above the historical average.

In Hungary, growth is below the Central European average but its structure remains healthy. The economy is still driven mainly by exports and investment. Growth of domestic consumption slowed to a sustainable level. However, strong investment demand, increasing but still low household savings and an excessive budget deficit led to a high current account deficit. Domestic fuel prices have followed the international markets. Lower net prices and the lower VAT on fuels have generated an upswing in fuel demand.

Slovakia recorded faster than expected dynamics of economic growth in the last quarter 2005. This resulted from the household final consumption development and rising productivity of production factors thanks to direct foreign investments. High household consumption has been fueled by surging real wages, which was subsequently mirrored in double digit retail sales figures. The attractive tax system, low unit labor costs, the liberal labor code and the reduced public deficit set Slovakia apart from the rest of the region. Slovak authorities show clear commitment to adopt EUR as the home currency from 2009.

The average CIF Med quoted price of Ural Blend increased by 47% in USD terms and 40% in HUF terms, compared to 2004. Brent-Ural differential decreased to 3.6 USD/bbl in 2005 from 3.8 USD/bbl in 2004. Average USD denominated crack spreads of FOB Rotterdam gasoline and gas oil increased by 10% and 34%, compared to 2004. The US dollar depreciated by an average of 2% against the Hungarian Forint, while EUR depreciated by an average 1% against Forint in 2005. EUR appreciated by 3% from year-end 2004 to 31 December 2005 (from 245.9 to 252.7), while USD appreciated by 18% from year-end 2004 to 31 December 2005 (from 180.3 to 213.6). The USD depreciated by an average of 4% against the Slovak Crown in 2005, while EUR depreciated by an average 4% against the Slovak Crown year on year.

Exploration and Production

Segment IFRS results

Exploration & Production	Q4 2004		Q4 2005		Change %		FY 2004		FY 2005		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	15.8	83.2	43.6	205.9	176	147	76.7	378.6	135.7	679.5	77	79
Operating profit/(loss)	**10.4**	**54.8**	**31.5**	**148.7**	**203**	**172**	**54.2**	**267.5**	**105.3**	**527.3**	**94**	**97**
CAPEX and investments[1]	10.8	56.9	10.6	50.1	(2)	(12)	31.1	153.5	34.4	172.3	11	12

Key segmental operating data

HYDROCARBON PRODUCTION (gross figures before royalty)	Q4 2004	Q4 2005	Change %	FY 2004	FY 2005	Change %
Crude oil production (kt)	**591**	**594**	**0**	**2,225**	**2,316**	**4**
Hungary	260	235	(10)	1,077	947	(12)
International	331	359	8	1,148	1,369	19
Natural gas production (million m^3, net dry)*	**731**	**760**	**4**	**2,928**	**2,843**	**(3)**
Group average hydrocarbon prod. (kboe/d)**	**103.0**	**103.7**	**1**	**101.3**	**100.6**	**(1)**

*Domestic production, excluding original cushion gas production from gas storage.
**Calculation method has changed in 2005. Daily production figures of 2004 have been restated accordingly.

In 2005, segmental operating profit increased by HUF 51.1 bn compared to 2004, mainly due to a strong increase in international crude production and the favourable industry environment. The USD denominated average Brent crude oil price increased by 42.7% compared to 2004, while it was 40.5% higher in HUF terms, due to the strengthening of the Forint against the USD by 1.6%. Domestic gas transfer price increased by 42.8%. The Group has performed an impairment test on the recoverability of increased asset values and recorded an impairment of HUF 6.8 bn on suspended and certain maturing fields in Q4 2005.

Segmental operating revenues increased by HUF 84.6 bn, due to an increase in international crude oil sales volumes and prices. Operating expenses grew by HUF 33.5 bn, mainly due to the increased production at the ZMB project and the increased royalty charges. ZMB's operating profit increased by HUF 21.9 bn, as a result of high crude oil prices and increasing production volume. The royalty related to the domestic production increased by HUF 12.6 bn to HUF 71.9 bn in 2005 compared to HUF 59.3 bn in 2004, of which supplementary gas royalty was HUF 50.5 bn, HUF 8.7 bn higher than in 2004.

Group average hydrocarbon production remained nearly flat in 2005 compared to the 2004 level, out of which our domestic crude oil production decreased by 12.0%, due to both the natural decline and the increase in water production of the fields. This was compensated by a strong 19.2 % increase in international crude production. The domestic natural gas production decreased by 2.9 % due to the drop of the reservoir pressure caused by the exploitation, but these negative factors were partly compensated by the Hosszúpályi gas field development. Beside domestic gas production, in 2005 MOL started the sale of the early production of the Pakistani Tal block.

Despite the positive effect of international crude oil production, MOL Group's unit cost of hydrocarbon production (including gasoline production) increased to 3.4 USD/boe in 2005, from the 3.1 USD/boe in 2004, primarily due to the decreasing domestic production and the strong HUF against USD.

Total capital expenditure increased by HUF 3.3 bn compared to 2004. International project expenditure increased by HUF 4.5 bn, mainly in Kazakhstan and Russia. Exploration costs at the Fedorovsky block in Kazakhstan have been included from Q3 2004, which caused higher international exploration expenditures compared to 2004.

In December 2005, MOL signed an agreement with the Minister of Economy and Transport on the extension of production licences for 12 mining sites until 2010. According to the agreement, MOL will pay between 1.02 and 1.05 times the present royalty rate for all hydrocarbon produced at the current mining sites until 2020. The rate of mining royalty for natural gas put into development before 1998 will continue to decline gradually. Given that the multiple applied in the agreement is less than the maximum 1.2 multiple set in the Mining Act, MOL made a one-off payment of HUF 20 billion in 2005.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Refining and Marketing

Segment IFRS results

Refining & Marketing	Q4 2004		Q4 2005		Change %		FY 2004		FY 2005		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	63.5	334.4	58.9	278.1	(7)	(17)	215.1	1,061.7	238.1	1,192.3	11	12
Operating profit/(loss)	**44.0**	**231.7**	**40.4**	**190.7**	**(8)**	**(18)**	**158.9**	**784.3**	**178.4**	**893.3**	**12**	**14**
CAPEX and investments[1]	28.0	147.4	26.4	124.8	(6)	(15)	79.0	389.9	92.3	462.4	17	19

	Q4 2004 HUF bn	Q4 2005 HUF bn	Change %	FY 2004 HUF bn	FY 2005 HUF bn	Change %
Reported EBIT	**44.0**	**40.4**	**(8)**	**158.9**	**178.4**	**12**
One-off items	0.0	0.0	--	0.0	8.6	--
Replacement modification	5.4	2.2	(59)	(8.9)	(39.1)	(339)
Estimated clean CCS	**49.4**	**42.6**	**(14)**	**150.0**	**147.9**	**(1)**

Key segmental operating data

REFINED PRODUCT SALES Kt	Q4 2004	Q4 2005	Change %	FY 2004	FY 2005	Change %
Hungary	1,159	1,221	5	4,082	4,256	4
Slovakia	357	373	5	1,411	1,385	-2
Other markets	1,612	1,526	(5)	6,000	6,113	2
TOTAL CRUDE OIL PRODUCT SALES	**3,128**	**3,120**	**0**	**11,493**	**11,754**	**2**

Segmental operating profit increased by HUF 19.5 bn in 2005, compared to the previous year. Higher annual operating profit was supported by higher sales volumes and higher fuel crack spreads. MOL's realised refining margin exceeded the reference margin, due to the more favourable product slate, which is in turn the result of the significant quality improvement due to investments made in recent years. These favourable factors were partially offset by the strength of local currencies against USD, and a HUF 8.6 bn fuel pricing fine imposed by Slovakian Finance Minister on Slovnaft in 2005. Operating profit in Q4 2005 decreased as a result of the fall in the Brent-Ural differential and crack spreads of main products (except gasoline).

Consolidated Group sales volumes in 2005 increased by 2% (261 kt). The reason for this growth was the higher sales in Hungary (174 kt) and in export markets (113 kt). In Hungary, shift within motor fuels product slate, from motor gasoline to diesel resulted in 184 kt higher diesel sales with very favourable crack spreads and the increased capacity of our petrochemical business provided flexibility for our refineries regarding petrochemical feedstock supply. Kerosene sales also surpassed the volume of the previous year, while fuel oil sales decreased by 27%. Total sales in Slovakia decreased by 2% in 2005, as a result of higher consumer prices, but in Q4 2005 sales started to increase, which resulted in nearly 5% y-o-y volume growth.

According to our market assessment, in Hungary demand for motor gasoline remained flat, due to high market prices and a continuing dieselisation. Our sales decreased by 1.0%, resulting in a slightly lower, but still significant market share. At the same time, the Hungarian consumption of motor diesel, which is more directly influenced by general economic development than price changes, increased significantly by 12%, due to the increasing demand of transportation industry, which is a consequence of the intensive Hungarian investments. Import competition strengthened due to the high crack spreads. Nevertheless, our motor diesel sales increased by nearly 11%.

Total product sales in Slovakia fell, due to lower sales of motor gasoline and kerosene. In a stagnating market our gasoline sales, and therefore our market share, decreased by 10% and 8%, respectively, mainly due to lower sales in our retail station network. Demand for gasoil increased by more than 11% as a result of factors similar to those affecting overall Hungarian demand, as well. Our diesel sales also increased to a lesser extent, by5%, due to the strengthening competition. Both markets were characterised by the increasing import pressure, because regional refineries increased their production and export as a result of the high crack spreads of the motor fuels. At the same time, we kept our market share in the end-user market in Hungary and slightly increased the same in Slovakia.

Total sales outside of Hungary and Slovakia increased by 113 kt, from 6000 kt in 2004 to 6113 kt in 2005, due to optimisation of refinery production and Group level supply chain management, resulting in greater regional competitiveness.

As a result of completion of our EU 2005 refinery development project, from July 2005, our total gasoline and diesel production has max.10 ppm sulphur content, strengthening our quality leader position. Also from July, we satisfy biofuel blending regulation according to the different legal requirements in the region.

We significantly increased the volume of petrochemical feedstock (naphtha and chemical gasoil) supplied to the Petrochemical segment, in line with the recent cracking capacity increase completed last year as part of Group level optimisation.

In 2005, MOL's Hungarian retail fuel sales volumes decreased by 3.6% compared to 2004. The main reason for this was the significant increase in prices, which made motor gasoline demand more sensitive and encouraged a small part of the customer base to turn to discount retailers. The 9.8% fall in gasoline sales was partially compensated by a 3.3% rise in diesel sales, primarily due to strengthened card sales. Our motor fuel market share according to MÁSZ (Hungarian Petroleum Association) fell from 43.0% to 40.6% in 2005.

Slovnaft's retail market share in Slovakia, according to SAPPO data, fell from 44.5% to 41.6%. Our gasoline sales decreased by 7.8% y-o-y in Slovakia, as a result of a shift in demand similar to that experienced in Hungary. Our diesel sales increased by 5.9% compared to 2004. Motor gasoline sales were lower than in the previous year, also due to the lower number of the filling stations, as a result of the execution of the filling station network rationalisation program.

In Romania, our fuels sales more than doubled (increased by 104.9%) in 2005, as a result of both network expansion (mainly the Shell Romania acquisition) and increased sales volume per site. MOL's retail market share in Romania increased significantly to 13% in 2005.

As of December 31 2005, the MOL Group had 834 filling stations, of which 355 were operated in Hungary, 253 in Slovakia, 137 in Romania, and 30 in the Czech Republic. In 2005, we continued the implementation of our Slovakian retail network efficiency improvement program, which resulted in the closure of 31 lower turnover stations in 2005. In the Czech Republic, within the framework of a similar programme, we sold 11 filling stations in Q3 2005.

In Hungary, our shop sales increased by 0.7% in 2005, which represented a 4.7% increase in shop sales per litre year-on-year. Our fuel card sales rose further (by 6.2%) compared to the previous year. In the Slovakian market, our shop sales increased by 22.9% in 2005 compared to 2004, in large part due to higher sales of tobacco and motorway stickers and the opening of restaurants at two filling stations. Our shop sales in Romania increased by 45.1% in 2005 y-o-y, due to both the above mentioned network growth and the fact that from January 1, 2005, the Romanian government introduced the use of motorway stickers.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Petrochemicals

Segment IFRS results

Petrochemicals	Q4 2004		Q4 2005		Change %		FY 2004		FY 2005		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	11.4	60.0	8.6	40.6	(25)	(32)	31.2	154.0	33.1	165.7	6	8
Operating profit/(loss)	**7.9**	**41.6**	**5.6**	**26.4**	**(29)**	**(36)**	**18.9**	**93.3**	**19.1**	**95.6**	**1**	**3**
CAPEX and investments[1]	10.8	56.9	4.7	22.2	(56)	(61)	57.5	283.8	11.1	55.6	(81)	(80)

Key segmental operating data

PETROCHEMICAL SALES BY PRODUCT GROUP Kt	Q4 2004	Q4 2005	Change %	FY 2004	FY 2005	Change %
Olefin products	50	60	20	185	230	24
Polymer products	219	294	34	872	1,065	22
PETROCHEMICAL SALES (external) Kt	**Q4 2004**	**Q4 2005**	**Change %**	**FY 2004**	**FY 2005**	**Change %**
Hungary	111	119	7	430	468	9
Slovakia	21	14	(33)	77	69	(10)
Other markets	137	221	61	550	758	38
TOTAL PETROCHEMICAL PRODUCT SALES	**269**	**354**	**32**	**1,057**	**1,295**	**23**

In 2005, the operating profit of the Petrochemical segment was HUF 19.1 billion, which was broadly the same as in 2004. Operating profit was favourably influenced by increasing sales volumes from new capacities and improving internal efficiency, while the unfavourable changes in market tendencies that appeared in the second half, had a negative effect on the operating profit. Although the petrochemical integrated margin increased slightly y-o-y, in H2 2005 it decreased by 14.6% compared to the same period of the previous year. The EBITDA increased by 6% compared to 2004 in spite of growing raw material prices, indicating the improving cash-generating ability of the segment. Segmental profit was favourably influenced by the consolidation of the TVK Erőmű Kft in 2005.

Following a favourable trend in the first half, in Q4 2005, the integrated petrochemical margin decreased by 14.6% compared to Q4 2004, due to the 20% increase in naphtha quoted price denominated in USD, which was only partly compensated by the increase in polymer quotations. Although the integrated petrochemical margin increased by 2% on a yearly basis, the segment's profit was negatively influenced by the strengthening of HUF and SKK against EUR, which is the currency of the polymer markets. The quoted prices of naphtha and chemical gasoil increased by 27-42% compared to 2004 in USD.

In 2005, polymer sales volumes were 1,065 kt, which represents a 22% increase compared to the same period last year. The most significant growth was in HDPE and PP products, mainly as a result of the start up of the new HDPE plant in TVK, and the new PP plant in Slovnaft. The composition of polymer sales changed, the portion of HDPE sales rose to 33%, beside LDPE (26%) and PP (41%) products. In the last quarter, after the completion of operational tests and the guarantee test at the new PP plant of Slovnaft and the filling up of commercial inventory level, the sales of polypropylene increased significantly compared to basis period.

The Hungarian polymer sales decreased by 4 kt compared to the previous year, but sales of olefin products increased by 24% y-o-y due to the start-up of a new olefin plant at TVK. Slovakian polymer sales decreased by 9 kt. The weight of export sales increased in our sales portfolio due to new capacities and the improving commercial efficiency as a result of single channel sales activity, resulting in increased sales mainly in the Italian, French and German markets.

Capital expenditures decreased compared to 2004, as the construction work of new plants was completed. The HDPE 2 plant in TVK was put into operation at the end of last year, while the test run of the Olefin 2 plant was closed on 30 September, 2005. At Slovnaft, the new PP plant was mechanically completed in the first quarter, and the guarantee test was closed in the 4th quarter. Through these projects MOL Group's ethylene capacity has increased by 42% to 839 kt per annum, while total polymer capacity has increased by 41% to 1,281 kt per annum.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Natural Gas

Gas subsidiary unconsolidated HAS results

Wholesale	Q4 2004 HUF bn	Q4 2004 USD m	Q4 2005 HUF bn	Q4 2005 USD m	Change% HUF	Change% USD	2004 HUF bn	2004 USD m	2005 HUF bn	2005 USD m	Change% HUF	Change% USD
EBITDA	3.9	20.5	(15.4)	(72.7)	n.a.	n.a.	15.9	78.5	(5.1)	(25.5)	n.a.	n.a.
Operating profit/(loss)	**3.9**	**20.5**	**(15.4)**	**(72.7)**	**n.a.**	**n.a.**	**15.9**	**78.5**	**(5.1)**	**(25.5)**	**n.a.**	**n.a.**
CAPEX and investments	0.0	0.0	0	0.0	0	0	0.0	0.0	0.0	0.0	0	0

Transmission	Q4 2004 HUF bn	Q4 2004 USD m	Q4 2005 HUF bn	Q4 2005 USD m	Change% HUF	Change% USD	2004 HUF bn	2004 USD m	2005 HUF bn	2005 USD m	Change% HUF	Change% USD
EBITDA	9.4	49.5	10.0	47.2	6	(5)	37.1	183.1	40.5	202.8	9	11
Operating profit/(loss)	**5.3**	**27.9**	**5.5**	**26.0**	**4**	**(7)**	**24.3**	**119.9**	**27.3**	**136.7**	**12**	**14**
CAPEX and investments	4.0	21.1	7.2	34.0	80	61	5.7	28.1	11.4	57.1	100	103

Storage	Q4 2004 HUF bn	Q4 2004 USD m	Q4 2005 HUF bn	Q4 2005 USD m	Change% HUF	Change% USD	2004 HUF bn	2004 USD m	2005 HUF bn	2005 USD m	Change% HUF	Change% USD
EBITDA	6.8	35.8	3.9	18.4	(43)	(49)	20.7	102.2	22.8	114.2	10	12
Operating profit/(loss)	**5.1**	**26.9**	**2.0**	**9.4**	**(61)**	**(65)**	**14.8**	**73.1**	**16.2**	**81.1**	**9**	**11**
CAPEX and investments	7.1	37.4	65.3	308.3	820	724	8.9	43.9	75.2	376.6	745	758

*Key operating data**

NATURAL GAS BALANCE Million m^3	**Q4 2004**	**Q4 2005**	**Change%**	**FY 2004**	**FY 2005**	**Change%**
Sales from production	887	884	0	2,656	2,627	(1)
Sales from import	3,412	3,538	4	10,635	10,866	2
TOTAL SOURCES	**4,299**	**4,422**	**3**	**13,291**	**13,493**	**2**
Sales to Gas Distribution Companies (GDCs)	3,580	3,730	4	10,535	10,791	2
Sales to power sector	588	497	(15)	2,256	2,095	(7)
Sales to industrial and other consumers	131	195	49	500	607	21
TOTAL THIRD PARTY SALES	**4,299**	**4,422**	**3**	**13,291**	**13,493**	**2**
Loss and own consumption **	205	231	13	696	824	18
TOTAL SALES, OWN CONSUMPTIONS AND LOSSES	**4,504**	**4,653**	**3**	**13,987**	**14,317**	**2**
Natural gas transit	838	904	8	2,526	2,570	2

MOBILE NATURAL GAS INVENTORIES Million m^3	**31 Dec 2004**	**31 Dec 2005**	**Change%**
From domestic sources (MOL Supply Plc.)	512.3	506.9	(1)
From import sources (MOL Supply Plc.)	1,889.7	1,925.7	2
From import sources (Third parties)	12.4	30.8	148
TOTAL CLOSING INVENTORIES	**2,414.4**	**2,463.4**	**2**

NATURAL GAS PRICES HUF/m^3	**Q4 2004**	**Q4 2005**	**Change%**	**FY 2004**	**FY 2005**	**Change%**
Average import price	31.2	52.4	68	30.5	42.9	41
Average MOL selling price	38.4	50.1	30	39.1	46.5	19
Public utility wholesale price to GDCs	38.9	50.3	29	40.0	47.5	19
Public utility wholesale price to industry/power	36.0	49.5	38	35.4	42.5	20

*MOL Group level
**includes the natural gas used by TVK and MOL units

Considering the announced agreement with E.On on the sale of MOL Natural Gas Supply Plc. (WMT) and MOL Natural Gas Storage Plc. (Storage), two of the three gas subsidiaries, we report the results and operational data separately, as in the Q1-Q3 flash report.

On 12 January 2006, following the approval of the European Commission, MOL and E.ON agreed, that the closing of the partial sale of MOL's midstream gas business will take place on 31 March 2006. Based on the forecast 31 March 2006 balance sheet, the purchase price is EUR 450 million for the 100% ownership stakes in WMT and Storage, which, due to potential future price adjustments, may range between EUR 300 million and EUR 740 million. The settlement of these price adjustments will take place semi-annually until the end of 2009. In addition to this E.ON will make a payment of EUR 600 million to assume 100% of the debt of Storage and WMT (also based on a forecast 31 March 2006 balance sheet).

Unconsolidated operating profit of MOL Natural Gas Supply Plc. decreased by HUF 21 bn, resulting in an operating loss of HUF 5.1 bn in 2005, as regulated price increases could not compensate for the sharp increase in the import purchase price. In 2004, HUF 22.2 bn was paid to the compensation fund, which is the source of the residential gas-price compensation system, since the actual import price was lower than the import price acknowledged in regulation.

In 2005, the import purchase price expressed in HUF increased by 40.7%, while the USD based import prices increased by 40.5%. Public utility sales price increased by 19.2% on average compared to 2004 as a consequence of the regulatory price increases. The natural gas wholesale price increased by 13% from January 15th 2005 and by 7% from August 1st. From November 1st 2005, gas price increased by 19% to non-household consumers. Competitive trade prices on the open market increased by 22.4% compared to 2004.

In 2005, 10.9 bcm natural gas was sold from import and 2.6 bcm from domestic production. Total sales increased by 1.5% mainly as a consequence of the 2.4% higher natural gas demand of gas suppliers. At the same time, sales to power plants decreased by 7.1%, due to both the lower electricity production of domestic power plants as a consequence of cheaper electricity import, and the fact that the consumption of TVK Power Plant was transferred to the own consumption category. Industrial and other gas sales increased by 21.4% as a consequence of our successful competitive marketing activity.

Mobile natural gas closing inventory volume was 2% higher at the end of December compared to the closing volume in December 2004.

According to the new gas business regulation of January 1st 2004, all non-residential consumers are entitled to leave public utility supply. Several consumers took advantage of this opportunity and entered the competitive market. Competitive trade sales represented 3.1% of the total natural gas sales realized outside of MOL Group in 2005 compared to the 2.2% in 2004.

Unconsolidated operating profit of MOL Natural Gas Transmission Plc. increased by HUF 3.0 bn to HUF 27.3 bn in 2005. Unconsolidated revenues increased significantly, mainly due to an increase in gas transmission tariffs, but also due to higher transmitted volumes. The non-regulated transit natural gas transmission revenue increased by 17% (to HUF 11.7 bn) compared to 2004, due to an increase in transit fees, while transit volumes also increased by 1.7%. However, these positive factors were partly compensated by a 1.2% increase in operating costs.

Investments doubled from HUF 5.7 bn in 2004 to HUF 11.4 bn in 2005, as a consequence of the increased reconstruction works.

Unconsolidated operating profit of MOL Natural Gas Storage Plc. increased by HUF 1.4 bn to HUF 16.2 bn in 2005 compared to 2004, mainly due to an increase in natural gas production of Zsana-North field belonging to the Zsana underground gas storage. Revenues increased by HUF 2.6 bn, of which fee revenues of storage increased from HUF 26.1 bn of 2004 to HUF 26.9 bn in 2005. The mobile closing inventory was 2.46 bcm at the end of 2005, 2.0% higher than the closing volume in 2004, due to milder winter weather. In addition to mobile natural gas stored for MOL Natural Gas Supply Plc., in 2005 storage was also provided to other traders.

Storage investments grew significantly in 2005, due to HUF 60 bn spent for the ownership of 3 bcm of cushion gas. In December 2005, MOL Natural Gas Storage Plc. ("MOL Storage") signed an agreement with the Ministry of Economy and Transport on the transfer of ownership of approximately three billion cubic meters of cushion gas for a HUF 60 billion royalty payment. MOL Storage Plc. guarantees to the Hungarian State that it will not produce the cushion gas obtained during the transaction for 16 years. In return, the Hungarian State guarantees a return to MOL equivalent to its Group return target.

Financial overview

MOL has applied IFRS / IAS since the first stage of its privatisation in 1995.

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2005 were adopted by the Group and their impact is reflected in the full year Flash Report. Apart from some minor modifications in the current policies and disclosures, major changes are summarized as follows.

IFRS 2 –Share-based Payment requires an expense to be recognised where the Group buys goods or services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares. The main impact of IFRS 2 on the Group is the expensing of directors' share conversion rights included in the convertible bond program, being a long-term incentive (qualifying as an equity-settled transaction). Additionally, long-term share-based incentive for top and medium level management is also expensed during its vesting period. The negative effect of the adoption of IFRS 2 on the current year net profit of the Group is HUF 1.5 bn. Prior periods have been restated as required by the standard, with a negative impact of HUF 1.2 bn on the comparative net profit of 2004. In relation with the introduction of IFRS 2 the Group has revised its accounting policy on short-term (cash based) management incentives. From 2005 it is being expensed during the year of performance, as opposed to the previous practice (expensing in the year of approval). The revision had a positive HUF 1.6 bn impact on the current year net profit. Comparative periods have been restated accordingly, causing a decrease of HUF 1.4 bn in opening retained earnings and an increase of HUF 0.8 bn in the net profit of 2004.

In accordance with the transitional requirements of IFRS 3 – Business Combinations, previously recorded negative goodwill on acquisitions made prior to 31 March 2004 have been reclassified into opening retained earnings as of 1 January 2005. Moreover, amortization of goodwill of entities acquired before 31 March 2004 ceased as of 1 January 2005, being replaced by annual impairment tests performed at year-end on the carrying amount of goodwill, based on the value-in-use of the cash generating units the goodwill belongs to or is allocated to, in accordance with the revised IAS 36 – Impairment of Assets.

In accordance with the amendments of IAS 39 – Financial Instruments: Recognition and Measurement, fair value changes of financial instruments available for sale are recorded directly in equity, except for those financial instruments which are specifically designed at inception by the Group to be fair valued through profit and loss.

The amendments required by the IAS 16 – Property, Plant and Equipment have a positive HUF 6.0 bn impact on 2005 reported Group net income, primarily due to the capitalization of periodic maintenance costs which previously have been expensed. Additionally, the revision of useful lives of major assets has been performed at year-end with respect to 2005, increasing the profit of the year by approximately HUF 4.6 bn. The implementation of these changes is prospective, as required by the revised standard.

In 2005 the Group performed a complex review of domestic field abandonment liabilities and the related provision increased to HUF 81.1 bn. As required by IAS 16 – Property, Plant and Equipment, the qualifying portion of the provision has been capitalized as a component of the respective fields and will be expensed as unit-of-production depreciation in the future. The Group has performed an impairment test on the recoverability of increased asset values and recorded an impairment of HUF 6.9 bn on suspended and certain maturing fields.

Operations

In 2005, Group net sales revenues increased by 25% to HUF 2,447.0 bn, primarily reflecting increased average selling prices and sales volumes of refining products and natural gas. Group sales to customers outside Hungary reached HUF 1,167.5 bn, representing 48% of total sales. The value of raw materials and consumables used increased by 33%, above the growth rate of sales. Within this, raw material costs increased by 43%, primarily as a result of the sharp increase in crude oil import prices and the increased quantity of import crude oil processed. Cost of goods sold increased by 26%, mainly as a consequence of the higher import HUF prices and higher volume of gas sold from import, representing HUF 109.6 bn and HUF 7.1 bn, respectively. The value of material-type services used increased by 4% to HUF 111.4 bn. Other operating expenses increased by 14% to HUF 219.2 bn, mainly due to the HUF 8.6 bn Slovnaft fine in Q3 2005 and an increase in royalty payment. Personnel expenses for the period decreased by 12%, reflecting the comparative effect of HUF 25.0 bn severance payment redemption provision recognised in Q4 2004 and a more than 5% decrease in MOL Group average headcount, compensated by an additional HUF 2.5 bn severance payment redemption charge in 2005, and the average salary increase of 7%. Of the production costs incurred in the current period, HUF 55.8 bn is attributable to the increase in the level of finished goods inventory and work in progress, as opposed to the HUF 19.0 bn in 2004.

A net financial expense of HUF 31.7 bn was recorded in 2005 compared to a net financial gain of HUF 5.2 bn in 2004, due to the combined effect of interest payable, which amounted to HUF 12.8 bn, and a foreign exchange loss of HUF 21.7 bn incurred in the period compared to the interest payable of HUF 16.8 bn and foreign exchange gain of HUF 28.8 bn recognised in 2004. Income from associates was HUF 5.3 bn, including INA's 2005 contribution of HUF 4.8 bn.

Corporate tax expense decreased by HUF 17.0 bn to HUF 30.8 bn in 2005, primarily as a result of a 100% tax holiday of MOL Rt. and TVK Rt. in 2005. Current tax expense is the result of the contribution of Slovnaft (at 19%) and the gas companies (at 16%), of HUF 12.5 bn and HUF 2.5 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 5.9 bn).

Balance sheet

Total assets amounted to HUF 2,030.9 bn at the end of December 2005, representing an increase of 24%, compared to 31 December 2004. Within this, Property, plant and equipment increased by 21%, reflecting petrochemical capital expenditure at TVK and Slovnaft, EU-2005 quality investment in refining, the amount of purchased cushion gas from the Hungarian State and the field abandonment provision recorded against fixed assets. Intangible assets include goodwill of HUF 10.9 bn primarily arising from the acquisitions of Roth Group (HUF 6.0 bn) and the Romanian operation of Shell (HUF 4.4 bn). As a consequence of the transitional requirements of IFRS 3 (see above), HUF 27.6 bn negative goodwill has been reclassified into Reserves, recognised on the acquisition of remaining Slovnaft shares, following the completion of the public offer in early 2004. Other non-current assets include HUF 20.0 bn prepayment to the State for the prolongation of exploration rights at certain Hungarian upstream concessions and the related fixation of the level mining royalty payable in the future. The amount is going to be amortized to profit and loss during the 15-year period of the underlying contract starting in January 2006. Inventories increased by 54% to HUF 265.1 bn due to the higher purchase price of crude oil at the refineries and natural gas in storage.

Trade and other payables increased by 39% to HUF 445.5 bn, reflecting primarily our increasing working capital needs. Additionally, under the option structure connected to the "A" shares transferred as a consideration for the Slovnaft shares in Q2 2003 BNP Paribas was appointed to exercise MOL's right to purchase the shares in December 2005, and a similar option structure has been contracted with the bank with an exercise price of HUF 7,645 per share, expiring in December 2006. Consequently the relevant liability has been reclassified from Other non-current liabilities to Trade and other payables. The total amount of provisions at the end of 2005 was HUF 120.7 bn representing an increase compared to 2004 year-end combining the result of revision of field abandonment liability, the release of provisions for the redemption of extra severance payments and payments due by MOL Natural Gas Supply Plc to Eurobridge Kft. under the arbitration award granting both parties claim. Long-term debt, including current portion, increased by 31% to HUF 384.6 bn, reflecting the financing needs of our intensive capital expenditure program. Short-term debt (excluding the current portion of long-term debt) was HUF 2.5 bn, a decrease of 95% over the year, reflecting our improved liquidity. As at 31 December 2005, 72% of the MOL Group's total debt was denominated in Euro, 25% in USD and 3% in HUF. The composition of debt is determined considering both the operating currency exposure of the Group and the expected cash income at the closing of the gas partnership transaction. At the end of December 2005, MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 23.4% compared to 24.4% at the end of 2004.

Changes in contingencies and commitments

The capital contractual commitments of the Group were HUF 32.0 bn compared with HUF 32.4 bn at the end of 2004. Our other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in 2005 compared to the amounts reported in the 2004 Annual Report of MOL Group. The counterclaim submitted by Petrol Projekting Budapest Ltd. against MOL was finally rejected by the court and also the claim submitted by the Hungarian Automotive Association against the Competition Office decision terminating the procedure against MOL on alleged excessive pricing has been revoked by the plaintiff. Those cases in which MOL Group has filed suits were decreased by HUF 7.5 bn. The court of arbitration has recognized MOL's claim for damages against MB Kőolajkutató Rt. the party responsible for the gas explosion at Pusztaszőlős underground storage facility in 2000.

As a consequence of the second instance decision of the Slovak Ministry of Finance in the procedure against Slovnaft in respect of the fuel price audit performed last year, Slovnaft recognized the corresponding liability against other operating expenses in Q3 2005 (which was subsequently paid in October, 2005). The Group continues its appeal at all available forums.

Cash flow

Operating cash flow in 2005 was HUF 281.2 bn, a 13% decrease compared to the 2004 figure. Operating cash flow before movements in working capital increased by 3%. The change in the working capital position decreased funds by HUF 84.5 bn, arising from an increase in inventories (particularly due to the higher purchase price of crude oil at the refineries), accounts receivable, other receivables and accounts payable (of HUF 95.4 bn, HUF 62.5 bn, HUF 3.9 and HUF 78.2 bn, respectively) and a decrease in other current liabilities (of HUF 1.0 bn). Corporate taxes paid amounted to HUF 29.9 bn related to cash outflow of Slovnaft's corporate tax liabilities arising in 2004 and prepayments for 2005.

Net cash used in investing activities was HUF 258.9 bn compared with HUF 224.8 bn in 2004, from which organic CAPEX increased compared to 2004 due to the payment for the ownership of 3 bcm cushion gas. The 2005 cash spent also includes the consideration paid for Shell Romania, while the comparative figure of 2004 contains our further acquisition of shares in Slovnaft and TVK. Acquisition of other investments in Q4 2005 reflects the payment for the extension of production licences for 12 mining sites and agreement on future royalty obligations. Net financing cash outflows amounted to HUF 49.1 bn, being mainly the result of the issuance of the Eurobond, the net repayment of short-term debt and the HUF 21.9 bn buyback of treasury shares on the Budapest Stock Exchange. The share buyback from Slovintegra-Slovbena is shown in the item of Acquisition of subsidiaries.

APPENDIX I

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

FOR THE PERIOD ENDED 31 DECEMBER 2005

Unaudited figures (in HUF millions)

	Q4 2004 restated	Q4 2005	Change %	FY 2004 restated	FY 2005	Change %
Net sales	606,645	744,908	23	1,955,830	2,446,950	25
Other operating income	7,371	5,144	(30)	16,126	18,344	14
Total operating revenues	**614,016**	**750,052**	**22**	**1,971,956**	**2,465,294**	**25**
Raw material costs	201,644	303,695	51	734,969	1,048,253	43
Value of material-type services used	31,899	25,864	(19)	107,538	111,405	4
Cost of goods purchased for resale	173,078	214,970	24	503,424	633,263	26
Raw material and consumables used	*406,621*	*544,529*	34	*1,345,931*	*1,792,921*	33
Personnel expenses	49,109	26,589	(46)	123,085	108,353	(12)
Depreciation, depletion, amortisation and impairment	34,049	37,888	11	108,559	120,472	11
Other operating expenses	63,081	65,093	3	191,748	219,176	14
Change in inventory of finished goods and work in progress	12,503	10,889	(13)	(18,994)	(55,841)	194
Work performed by the enterprise and capitalised	(9,109)	(2,662)	(71)	(27,283)	(25,281)	(7)
Total operating expenses	**556,254**	**682,325**	**23**	**1,723,046**	**2,159,800**	**25**
Operating profit	**57,762**	**67,727**	**17**	**248,910**	**305,494**	**23**
Interest received	1,137	1,945	71	4,147	4,249	2
Dividends received	(22)	3	n.a.	260	28	(89)
Exchange gains and other financial income	16,171	1,658	(90)	32,078	4,188	(87)
Total financial income	**17,286**	**3,606**	**(79)**	**36,485**	**8,465**	**(77)**
Interest on borrowings	3,644	3,473	(5)	16,784	12,756	(24)
Interest on provisions	1,187	1,128	(5)	4,988	4,802	(4)
Write-off of financial investments	253	25	(90)	403	7	(98)
Exchange losses and other financial expenses	4,255	7,849	84	9,155	22,571	147
Total financial expense	**9,339**	**12,475**	**34**	**31,330**	**40,136**	**28**
Financial expense/(gain), net	**(7,947)**	**8,869**	**n.a.**	**(5,155)**	**31,671**	**n.a.**
Income from associates	(2,254)	(1,501)	(33)	(7,985)	(5,305)	(34)
Profit before tax	**67,963**	**60,359**	**(11)**	**262,050**	**279,128**	**7**
Income tax expense	13,279	4,531	(66)	47,817	30,780	(36)
Net income for the year [1]	**54,684**	**55,828**	**2**	**214,233**	**248,348**	**16**
Attributable to: Equity holders of the parent	**53,617**	**54,768**	**2**	**208,644**	**245,406**	**18**
Minority interests [2]	1,067	1,060	(1)	5,589	2,942	(47)
Basic earnings per share (HUF)	**520**	**539**	**4**	**2,023**	**2,406**	**19**
Diluted earnings per share (HUF)	**514**	**535**	**4**	**1,999**	**2,382**	**19**

[1] As required by IAS 1 'Presentation of Financial Statements' (revised in 2005), the profit or loss attributable to minority interest and profit or loss attributable to equity holders of the parent should be disclosed on the face of the income statement as the allocation of the profit or loss for the period. 'Net income attributable to equity holders of the parent' has the same accounting content as the previously reported 'Net income'.

[2] MOL's share in TVK's profits was calculated observing the 44.3% shareholding in the first quarter of 2004. Following the exercise of an option for a further 8.0% stake in TVK at the end of March 2004, MOL's shareholding in TVK increased to 52.3%. MOL's share in TVK's profits is calculated observing a 52.3% shareholding from the second quarter of 2004. Minority interest at Slovnaft was calculated at 30.0% until the end of January 2004 and at 1.6% thereafter, when public bid for remaining Slovnaft shares was successfully completed.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

AS AT 31 DECEMBER 2005

Unaudited figures (in HUF millions)

	31 December 2004 restated	31 December 2005	Change %
Assets			
Non-current assets			
Intangible assets	5,401	40,620	652
Property, plant and equipment	925,069	1,115,335	21
Investments	118,167	127,230	8
Deferred tax asset	36,210	33,143	(8)
Other non-current assets	16,538	30,377	84
Total non-current assets	**1,101,385**	**1,346,705**	**22**
Current assets			
Inventories	172,450	265,136	54
Trade receivables, net	218,950	289,413	32
Marketable securities	-	519	n.a.
Other current assets	53,969	64,914	20
Cash and cash equivalents	88,126	64,166	(27)
Total current assets	**533,495**	**684,148**	**28**
Total assets	**1,634,880**	**2,030,853**	**24**
Equity and Liabilities			
Equity attributable to equity holders of the parent			
Share capital[1]	94,634	94,020	(1)
Reserves	430,966	644,096	49
Net income attributable to equity holders of the parent	208,644	245,406	18
Equity attributable to equity holders of the parent	**734,244**	**983,522**	**34**
Minority interest	68,020	70,271	3
Total equity	**802,264**	**1,053,793**	**31**
Non-current liabilities			
Long-term debt, net of current portion	199,893	296,835	48
Provisions for liabilities and charges	53,647	109,424	104
Deferred tax liability	12,995	18,612	43
Other non-current liabilities	53,181	5,178	(90)
Total non-current liabilities	**319,716**	**430,049**	**35**
Current liabilities			
Trade and other payables	319,491	445,478	39
Provisions for liabilities and charges	46,038	11,244	(76)
Short-term debt	54,384	2,486	(95)
Current portion of long-term debt	92,987	87,803	(6)
Total current liabilities	**512,900**	**547,011**	**7**
Total equity and liabilities	**1,634,880**	**2,030,853**	**24**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas (treated as liability due to the connecting option structure) and is decreased by the face value of treasury shares.

APPENDIX III

MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 DECEMBER 2005

Unaudited figures (in HUF millions)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of compound debt instruments	Retained earnings	Total reserves	Net income	Total equity attributable to equity holders of the parent	Minority interest	Total equity
Opening balance 1 January 2004	**93,128**	**145,157**	**7,832**	**8,606**	**2,857**	**166,308**	**330,760**	**99,981**	**523,869**	**155,752**	**679,621**
Effect of IFRS 2 - Cost of share-based payment	-	-	-	-	-	(738)	(738)	(452)	(1,190)	-	(1,190)
Restated opening balance 1 January 2004	93,128	145,157	7,832	8,606	2,857	165,570	330,022	99,529	522,679	155,752	678,431
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	99,529	99,529	(99,529)	-	-	-
Dividends	-	-	-	-	-	(5,952)	(5,952)	-	(5,952)	(787)	(6,739)
Net change in balance of treasury shares held	131	674	-	-	-	-	674	-	805	-	805
Cash flow hedges	-	-	555	-	-	-	555	-	555	-	555
Currency translation differences	-	-	-	(11,790)	-	-	(11,790)	-	(11,790)	(155)	(11,945)
Cost of share-based payment	-	-	-	-	-	1,298	1,298	-	1,298	-	1,298
Slovnaft acquisition	984	4,124	-	-	10,137	-	14,261	-	15,245	-	15,245
Redemption of convertible bonds	391	1,809	-	-	-	-	1,809	-	2,200	-	2,200
Issuance of convertible bonds	-	-	-	-	560	-	560	-	560	-	560
Business combinations	-	-	-	-	-	-	-	-	-	(92,379)	(92,379)
Retained profit for the period	-	-	-	-	-	-	-	208,644	208,644	5,589	214,233
Closing balance 31 December 2004	**94,634**	**151,764**	**8,387**	**(3,184)**	**13,554**	**260,445**	**430,966**	**208,644**	**734,244**	**68,020**	**802,264**
Opening balance 1 January 2005	**94,634**	**151,764**	**8,387**	**(3,184)**	**13,554**	**260,445**	**430,966**	**208,644**	**734,244**	**68,020**	**802,264**
Effect of IFRS 3 -Transfer of previously recorded negative goodwill to retained earnings	-	-	-	-	-	27,634	27,634	-	27,634	-	27,634
Effect of IFRS 3 – Associates	-	-	-	-	-	352	352	-	352	-	352
Restated opening balance 1 January 2005	**94,634**	**151,764**	**8,387**	**(3,184)**	**13,554**	**288,431**	**458,952**	**208,644**	**762,230**	**68,020**	**830,250**
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	208,644	208,644	(208,644)	-	-	-
Dividends	-	-	-	-	-	(16,998)	(16,998)	-	(16,998)	(1,038)	(18,036)
Net change in balance of treasury shares held	(1,319)	(19,538)	-	-	-	-	(19,538)	-	(20,857)	-	(20,857)
Cash flow hedges	-	-	(4,709)	-	-	-	(4,709)	-	(4,709)	-	(4,709)
Fair value changes of financial instruments – Associates	-	-	(2,016)	-	-	-	(2,016)	-	(2,016)	-	(2,016)
Currency translation reserve	-	-	-	34,570	-	-	34,570	-	34,570	347	34,917
Cost of share-based payment	-	-	-	-	-	1,577	1,577	-	1,577	-	1,577
Slovnaft acquisition	338	1,622	-	-	(7,134)	-	(5,512)	-	(5,174)	-	(5,174)
Shares under repurchase obligation, net of deferred tax	-	-	-	-	(11,876)	-	(11,876)	-	(11,876)	-	(11,876)
Call option on treasury shares	-	(692)	-	-	-	-	(692)	-	(692)	-	(692)
Redemption of convertible bonds	367	1,694	-	-	-	-	1,694	-	2,061	-	2,061
Retained profit for the period	-	-	-	-	-	-	-	245,406	245,406	2,942	248,348
Closing balance 31 December 2005	**94,020**	**134,850**	**1,662**	**31,386**	**(5,456)**	**481,654**	**644,096**	**245,406**	**983,522**	**70,271**	**1,053,793**

APPENDIX IV

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

FOR THE PERIOD ENDED 31 DECEMBER 2005

Unaudited figures (in HUF millions)

	Q4 2004 restated	Q4 2005	Ch. %	FY 2004 restated	FY 2005	Ch. %
Profit from operations	**57,762**	**67,727**	**17**	**248,910**	**305,494**	**23**
Adjustments to reconcile operating profit to net cash provided by operating activities						
Depreciation, depletion, amortisation and impairment	33,692	37,888	12	107,244	120,472	12
Net unrealised loss recorded on financial instruments	85	86	1	400	1,435	259
Write-off of inventories	898	466	(48)	1,062	894	(16)
Damages and reversal of impairment losses on PP&E	473	(1,323)	n.a.	139	(2,100)	n.a.
Increase / (decrease) in provisions	22,254	(8,720)	n.a.	12,445	(39,477)	n.a.
Net (gain) / loss on sale of fixed assets	(225)	540	n.a.	(875)	656	n.a.
Write-off / (reversal of write-off) of receivables	9,604	1,113	(88)	10,118	(3,660)	n.a.
Unrealised foreign exchange gain on receivables and payables	(1,197)	(1,392)	16	(2,289)	(93)	(96)
Exploration and development costs expensed during the year	(65)	3,698	n.a.	8,547	11,754	38
Cost of share-based payment	72	177	146	681	964	42
Other non cash items	(43)	(80)	86	(559)	(747)	34
Operating cash flow before changes in working capital	**123,310**	**100,180**	**(19)**	**385,823**	**395,592**	**3**
(Increase) / decrease in inventories	43,258	36,262	(16)	(16,281)	(95,395)	486
Increase in accounts receivable	(45,079)	(67,021)	49	(57,758)	(62,493)	8
(Increase) / decrease in other receivables	6,989	13,566	94	(5,284)	(3,885)	(26)
Increase in accounts payable	33,731	53,531	59	21,735	78,246	260
Increase / (decrease) in other current liabilities	(17,604)	(40,055)	128	14,433	(974)	n.a.
Corporate taxes paid	(15,009)	(6,693)	(55)	(18,287)	(29,909)	64
Net cash provided by operating activities	**129,596**	**89,770**	**(31)**	**324,381**	**281,182**	**(13)**
Capital expenditures, exploration and development costs	(66,285)	(119,268)	80	(185,336)	(213,608)	15
Proceeds from disposals of fixed assets	1,016	1,303	28	2,947	3,820	30
Acquisition of subsidiaries, net cash	1,611	(38)	n.a.	(71,701)	(31,430)	(56)
Acquisition of joint ventures, net cash	120	-	n.a.	(507)	(712)	40
Acquisition of other investments	(1,497)	(20,000)	1,236	(1,987)	(20,000)	907
Proceeds from disposal of investments	1,316	28	(98)	13,956	86	(99)
Changes in loans given and long-term bank deposits	(865)	528	n.a.	586	(3,670)	n.a.
Changes in short-term investments	1,400	3	(100)	9,111	-	n.a.
Interest received and other financial income	719	2,904	304	6,283	5,823	(7)
Dividends received	1,086	62	(94)	1,837	829	(55)
Net cash used in investing activities	**(61,379)**	**(134,478)**	**119**	**(224,811)**	**(258,862)**	**15**
Issuance of long-term notes	350	185,933	53,024	2,600	185,933	7,051
Repayment of long-term notes	-	-	n.a.	(800)	(360)	(55)
Repayment of zero coupon notes	-	-	n.a.	(33,000)	(15,000)	(55)
Long-term debt drawn down	104,137	115,379	11	195,476	450,278	130
Repayments of long-term debt	(79,184)	(264,741)	234	(238,272)	(556,073)	133
Changes in other long-term liabilities	(312)	21	n.a.	71	(828)	n.a.
Changes in short-term debt	(61,304)	(6,087)	(90)	23,845	(56,599)	n.a.
Interest paid and other financial costs	(2,560)	(3,111)	22	(19,577)	(16,365)	(16)
Dividends paid to shareholders	(16)	(88)	450	(5,954)	(16,991)	185
Dividends paid to minority interest	(208)	(6)	(97)	(814)	(1,245)	53
Sale of treasury shares	-	-	n.a.	936	38	(96)
Repurchase of treasury shares	(1)	14	n.a.	(168)	(21,852)	12,907
Net cash provided by financing activities	**(39,098)**	**27,314**	**n.a.**	**(75,657)**	**(49,064)**	**(35)**
Increase / (decrease) in cash and cash equivalents	**29,119**	**(17,394)**	**n.a.**	**23,913**	**(26,744)**	**n.a.**
Cash at the beginning of the period	58,544	81,251	39	62,841	88,126	40
Cash effect of consolidation of subsidiaries previously accounted for as other investment	-	-	n.a.	1,185	1,131	(5)
Exchange differences on the consolidation of foreign subsidiaries	463	309	(33)	187	1,653	784
Cash at the end of the period	**88,126**	**64,166**	**(27)**	**88,126**	**64,166**	**(27)**

APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

NET EXTERNAL SALES REVENUES[1]	Q4 2004 restated	Q4 2005	Ch. %	FY 2004 restated	FY 2005	Ch. %
Exploration and Production	12,124	9,585	(21)	40,328	30,562	(24)
Refining and Marketing	367,492	421,846	15	1,183,106	1,492,442	26
Natural Gas	168,409	227,067	35	530,344	641,331	21
Petrochemicals	57,074	84,334	48	197,539	276,081	40
Corporate and other	1,546	2,076	34	4,513	6,534	45
TOTAL	**606,645**	**744,908**	**23**	**1,955,830**	**2,446,950**	**25**

OPERATING PROFIT[1]	Q4 2004 restated	Q4 2005	Ch. %	FY 2004 restated	FY 2005	Ch. %
Exploration and Production	10,442	31,508	202	54,167	105,323	94
Refining and Marketing	44,041	40,354	(8)	158,902	178,426	12
Natural Gas *	17,954	(2,148)	n.a.	64,841	50,086	(23)
Petrochemicals	7,880	5,637	(28)	18,911	19,120	1
Corporate and other	(27,428)	(7,241)	(74)	(51,948)	(41,844)	(19)
Intersegment transfers[2]	4,873	(383)	n.a.	4,037	(5,617)	n.a.
TOTAL	**57,762**	**67,727**	**17**	**248,910**	**305,494**	**23**

***Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects.**

PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q4 2004 restated	Q4 2005	Ch. %	FY 2004 restated	FY 2005	Ch. %
Exploration and Production	10,796	2,282	(79)	22,820	20,303	(11)
Refining and Marketing	27,022	36,248	34	71,729	77,077	7
Natural Gas	10,555	73,360	595	13,982	86,800	521
Petrochemicals	10,428	5,787	(45)	57,834	11,060	(81)
Corporate and other	6,009	7,647	27	9,676	13,794	43
TOTAL	**64,810**	**125,324**	**93**	**176,041**	**209,034**	**19**

DEPRECIATION	Q4 2004 restated	Q4 2005	Ch. %	FY 2004 restated	FY 2005	Ch. %
Exploration and Production	5,343	12,054	126	22,581	30,389	35
Refining and Marketing	19,458	18,580	(5)	56,173	59,699	6
Natural Gas	2,333	2,096	(10)	6,594	6,845	4
Petrochemicals	3,564	2,958	(17)	12,292	14,005	14
Corporate and other	3,351	2,200	(34)	10,919	9,534	(13)
TOTAL	**34,049**	**37,888**	**11**	**108,559**	**120,472**	**11**

TANGIBLE ASSETS	31/12/2004	31/12/2005	Ch. %
Exploration and Production	92,917	147,128	58
Refining and Marketing	465,134	516,258	11
Natural Gas	112,095	192,327	72
Petrochemicals	193,538	202,193	4
Corporate and other	61,385	57,429	(6)
TOTAL	**925,069**	**1,115,335**	**21**

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI

MAIN EXTERNAL PARAMETERS

	Q4 2004	Q4 2005	Change %	FY 2004	FY 2005	Change %
Brent dated (USD/bbl)	43.9	56.9	30	38.3	54.5	42
Ural Blend (USD/bbl)	38.8	54.1	39	34.5	50.9	47
Premium unleaded gasoline 50 ppm (USD/t)*	414.4	536.4	29	394.3	529.8	34
Gas oil - ULSD (USD/t)*	480.7	559.3	16	382.7	537.8	41
Naphtha (USD/t)*	424.2	503.4	19	373.4	472.3	26
Ethylene (EUR/t)	700	825	18	631	739	17
Integrated petrochemical margin (EUR/t)	540	459	(15)	408	418	2
HUF/USD average	189.9	211.8	12	202.6	199.7	(2)
SKK/USD average	30.5	32.4	6	32.2	31.1	(4)
3m USD LIBOR (%)	2.23	4.28	92	1.54	3.5	127
3m EURIBOR (%)	2.16	2.34	8	2.11	2.18	3
3m BUBOR (%)	10.02	6.23	(38)	11.31	7.06	(38)
	Q3 2005	**Q4 2005**	**Change %**	**Q4 2004**	**Q4 2005**	**Change %**
HUF/USD closing	207.6	213.6	3	180.3	213.6	18
HUF/EUR closing	249.6	252.7	1	245.9	252.7	3

* FOB Rotterdam parity

APPENDIX VII
EXTRAORDINARY ANNOUNCEMENTS IN 2005

Announcement date	
4 January	MOL signed a purchase agreement to increase its ownership to 100% in MOL Austria Handels GmbH
6 January	Mr Ray Leonard has joined MOL to lead its international upstream activities
10 January	New oil and gas discovery in Pakistan
18 January	Alliance Capital Management L.P. change in influence
20 January	MOL has concluded a long-term supply agreement with Lukoil
31 January	Material factors affecting MOL Group earnings
23 February	MOL increased stake in Kazakh exploration block and takes over operations for the exploration phase
24 and 25 February	Treasury share transactions
3 March	Organisational changes in MOL Exploration and Production Division
17 March	Order to purchase treasury shares
17,21,22,23,29,30 and 31 March	Purchase of treasury shares
29 March	Personnel change at MOL
1 April	Redemption of MOL 2005/A notes at maturity
6,8,12,14,15,18,22,28 and 29 April	Purchase of treasury shares
11 April	MOL and INA submitted binding bid for the acquisition of Energopetrol
28 April	Personnel changes at Slovnaft
29 April	MOL has new partners in the ZMB project
2,4,5,6,9,10,11,12,13, 19,23 and 25 May	Purchase of treasury shares
13 May	MOL's Board of Directors has decided on the dividend payment date
17 and 18 May	Share transactions of MOL managers
23 May	MOL signs a EUR 700 million revolving facility agreement, the largest bank facility to date in Hungary
25 May	Share distribution for the MOL management
27 May	Dividend announcement of the Board of Directors of MOL Plc. dividend for the 2004 financial year
21 and 27 June	Share transactions of MOL managers
28 June	Purchase of treasury shares
28 June	The Hungarian Energy Office approved the partial sale of MOL's gas business
1 and 14 July	Share transactions of MOL managers
12 July	Purchase of treasury shares
28 July	MOL mandate for Eurobond transaction
25 August	MOL plc. announcement channels
31 August	Current status of exploration in Federovskoye Block
1 September	The Board of Directors of MOL decided on the capital increase of the company
2 September	MOL submitted a binding bid for the 51 per cent stake in Tüpras
14 September	MOL has new partner in the ZMB project
15 September	The Court of Registration has registered the capital increase of MOL
16 September	Credit rating publication
26 September	Change in the share ownership of senior executives
27 September	Slovnaft received fine from the Slovak Finance Minister
27 September	MOL issues Eurobond
28 September	MOL divests its Polish retail network
29 September	Confirmation of the acting managing director of the Retail Services division of MOL Group
3 October	MOL signed agreements for its EUR 750 million Eurobond
3 October	Gas price increase
19 October	Share sale of a MOL manager
28 November	Setting the pace from "New Europe"
1 December	MOL signed call option agreement with APV Rt. on treasury shares
21 December	Change in the regulation of the gas business
21 December	Conditional EU Commission approval for gas business transaction between MOL and E.ON-Ruhrgas
23 December	Agreement on the extension of production licences for 12 mining sites and future royalty obligations
23 December	Agreement with the Ministry of Economy and Transport on the transfer of ownership of cushion gas
27 December	Public bid for „C" series shares
27 December	Agreement regarding option rights on treasury shares
27 December	Announcement on the change in the influence
28 December	Closing of the public bid for „C" series shares and change in the number of treasury shares
29 December	MOL Treasury share transaction

APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2003	31 Dec 2004	31 March 2005	30 June 2005	30 Sept 2005	31 Dec 2005
Foreign investors (mainly institutional)	36.4	56.0	56.6	56.6	58.3	58.2
OMV	9.1	10.0	10.0	10.0	10.0	10.0
Slovbena, Slovintegra	9.8	8.0	7.7	7.3	6.9	0.0
BNP Paribas	0.0	0.0	0.0	0.0	0.0	6.9
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	22.7	11.8	11.8	11.8	11.7	11.7
Hungarian institutional and private investors	9.5	4.2	4.0	3.3	2.7	5.8
Depositories	8.4	5.1	4.6	4.4	3.6	0.6
MOL Rt. (treasury shares)	4.0	4.9	5.3	6.6	6.8	6.8
Unregistered shares	0.1	0.0	0.0	0.0	0.0	0.0

On 1 September 2005, the Board of Directors passed a resolution on the increase of the share capital of the company from HUF 108,618,776,578 to HUF 108,985,250,578 as part of the convertible bond programme approved by the EGM held on 1 September 2003. On 15 September 2005, the Court of Registration registered the capital increase.

According to the Share Register, beside ÁPV Rt. with 12.7%, only 3 shareholders had more than 5% influence over MOL Rt. At 30 September 2005: JP Morgan Chase Bank, the depository bank for MOL's GDR programme, which had 14.0%, BNP Paribas having 7.5 %, and OMV having 10 % influence over MOL. Please note that influence is calculated as the number of shares held to total shares less treasury stock. Furthermore, according to the Articles of Association, influence is limited at 10% for any single shareholder group, with the exception of ÁPV Rt., as the representative of the Hungarian State. JP Morgan Chase Bank, as the depositary bank for MOL's GDR programme does not qualify as a shareholder group for the purpose of influence.

Slovintegra-Slovbena ("SISB") shareholder group, BNP Paribas SA ("BNP") and MOL Plc. signed an agreement on 23 December 2005 regarding option rights on MOL's treasury shares. According to this agreement, MOL has appointed BNP to exercise its call option on shares held by SISB. On 23 December 2005 BNP Paribas exercised its option to purchase 7,552,874 "A" series MOL shares from SISB and as a result its influence increased to 7.45%.. Following completion of the transaction, MOL received an American call option on 7,552,874 "A" series MOL shares from BNP, in addition to BNP received a European put option on the same number of MOL shares from MOL. For both options the expiration date is 18 December 2006 and the exercise price is HUF 7,645 per share. After the transaction the influence of Slovintegra-Slovbena decreased from 7.45% to 0%.

In December 2005, MOL signed call option agreement with APV Rt. (State Privatisation and Holding Company). According to the agreement, MOL is entitled to purchase 10,898,525 "A" Series MOL shares (representing 10% of MOL's registered capital) owned by APV Rt. between 1 May and 27 October 2006. If the option is exercised, the purchase price to be paid is the higher of the weighted average price of MOL shares for 90 trading days on the Budapest Stock Exchange prior to the signing or the exercise of the option. If MOL exercises the call option, it undertakes selling restrictions on the shares purchased until 31 December 2015.

On 13 September 2004 "The Capital Group Companies, Inc." announced that it owned 5,713,830 ordinary shares. On 16 December 2004 FMR Corporation (Fidelity) announced that its influence increased to 5.06%, on 18 January 2006 Fidelity announced that its influence decreased to 4.76%. On 18 January 2005 "Alliance Capital Management L.P." announced that its ownership decreased from 7.143.180 to 4,211,208 shares. These changes have not been registered in the share register.

The number of "C" series treasury shares held by MOL increased from 369 to 578 as a result of 209 shares acquired during the public bid from Slovintegra-Slovbena. There was no change in the number of "A" series Treasury shares held by MOL (7,411,696).

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

From 1 March 2005, MOL's Exploration and Production Division operates under a new organisational structure. The aim of the new organisational and operational concept is to provide a solid base for the future success in the area of international growth. The change includes the creation of four major sectors under the direct control of the Exploration and Production Managing Director: Upstream Portfolio Development, International Exploration and Production, Central European E&P and Technology and Operations Centre. Upstream Portfolio Development, following the closing of the transaction of the gas business partnership, will supervise MOL's midstream natural gas portfolio.

From 1 April 2005, Dr. József Szórád relinquished his position as Managing Director of the Retail Services division. Dr Szórád continues his work at MOL as a chief advisor to the Chairman-CEO. Mr. Slavomir Jankovic, previously the manager of MOL's retail business in the Southern Region, was appointed to the position of acting Managing Director of the Retail Services division from 1 April, 2005. In September 2005, the Board of Directors confirmed the appointment of Mr Slavomir Jankovic as Managing Director of the Retail Division as of 3rd of October 2005.